UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Agios Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

00847X104
(CUSIP Number)

Sandra Leung, Esq.
Bristol-Myers Squibb Company
430 East 29th Street, 14th Floor
New York, New York 10016
(212) 546-3309

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00847X104

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRISTOL-MYERS SQUIBB COMPANY 22-0790350

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 00847X104

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CELGENE CORPORATION 22-2711928

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 00847X104

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CELGENE SWITZERLAND LLC 47-5587373

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

CUSIP No. 00847X104

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CELGENE EUROPEAN INVESTMENT COMPANY LLC 90-0587060

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

CUSIP No. 00847X104

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CELGENE ALPINE INVESTMENT CO., LLC 45-4054818

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (limited liability company)

This Amendment No. 6 is being filed by Bristol-Myers Squibb Company, a Delaware corporation (“BMS”), Celgene Corporation, a Delaware corporation (“Celgene”), which is a direct wholly owned subsidiary of BMS, Celgene Switzerland, LLC, a Delaware limited liability company (“Celgene Switzerland”), which is an indirect subsidiary of Celgene, Celgene European Investment Company, LLC, a Delaware limited liability company (“CEIC”), which is an indirect subsidiary of Celgene, and Celgene Alpine Investment Co., LLC, a Delaware limited liability company (“CAIC,” and together with BMS, Celgene, Celgene Switzerland, and CEIC, the “Reporting Persons”), which is an indirect subsidiary of Celgene, with respect to common stock, par value $0.001 per share (“Common Stock”), of Agios Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), and amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) by CEIC on August 6, 2013, as amended by Amendment No. 1 filed with the Commission by CEIC on April 30, 2014, Amendment No. 2 filed with the Commission by CEIC on December 17, 2014, Amendment No. 3 filed with the Commission by CEIC on April 24, 2017, Amendment No. 4 filed with the Commission by CEIC on January 23, 2018, and Amendment No. 5 filed with the Commission by CEIC on November 12, 2019. BMS is the ultimate parent company of Celgene, Celgene Switzerland, CEIC, and CAIC. Capitalized terms used, but not defined herein, have the meanings ascribed to them in the Schedule 13D.

On November 20, 2019 (the “Closing Date”), BMS completed its acquisition of Celgene pursuant to the terms and conditions of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 2, 2019, by and among BMS, Burgundy Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of BMS (“Merger Sub”), and Celgene. Under the Merger Agreement, on the Closing Date, Merger Sub merged with and into Celgene, with Celgene surviving as a direct wholly owned subsidiary of BMS (the “Merger”).

Item 1.	Security and Issuer.

No modification.

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented as follows:

On the Closing Date, BMS completed its acquisition of Celgene pursuant to the terms and conditions of the Merger Agreement, dated as of January 2, 2019, by and among BMS, Merger Sub and Celgene. Under the Merger Agreement, on the Closing Date, Merger Sub merged with and into Celgene, with Celgene surviving as a direct wholly owned subsidiary of BMS.

This statement is being filed to add BMS as a Reporting Person. The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit No. 99.1 and is incorporated herein by reference.

Each of BMS and Celgene is a Delaware corporation.

Each of Celgene Switzerland, CEIC, and CAIC is a Delaware limited liability company.

The principal business address of BMS is 430 E. 29th Street, 14th Floor, New York, NY 10016. BMS is a global biopharmaceutical company primarily engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of biopharmaceutical products.

The principal business address of Celgene is 86 Morris Avenue, Summit, NJ 07901. Celgene is a global biopharmaceutical company primarily engaged in the discovery, development and commercialization of innovative therapies designed to treat cancer and immune-inflammatory related diseases.

The principal business address of Celgene Switzerland is AON House, 30 Woodbourne Avenue, Pembroke, HM 08, Bermuda. Celgene Switzerland is a global biopharmaceutical company primarily engaged in the discovery, development and commercialization of innovative therapies designed to treat cancer and immune-inflammatory related diseases.

The principal business address of CEIC is AON House, 30 Woodbourne Avenue, Pembroke, HM 08, Bermuda . CEIC is a global biopharmaceutical company primarily engaged in the discovery, development and commercialization of innovative therapies designed to treat cancer and immune-inflammatory related diseases.

The principal business address of CAIC is AON House, 30 Woodbourne Avenue, Pembroke, HM 08, Bermuda . CAIC is a global biopharmaceutical company primarily engaged in the discovery, development and commercialization of innovative therapies designed to treat cancer and immune-inflammatory related diseases.

Set forth on Schedule A hereto, which is incorporated herein by reference, is the name, business address, principal occupation or employment and the name, principal business and citizenship of each of the directors and executive officers of the Reporting Persons.

During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

As described above, on the Closing Date, BMS and Celgene completed the Merger. Under the Merger Agreement, on the Closing Date, Merger Sub merged with and into Celgene with Celgene surviving as a direct wholly owned subsidiary of BMS.

The disclosure in Item 5 of this Amendment No. 6 is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

As described above, on the Closing Date, BMS and Celgene consummated the Merger, as a result of which BMS became the ultimate beneficial owner of the Common Stock of the Issuer.

The disclosure in Item 5 of this Amendment No. 6 is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) is hereby amended and supplemented as follows:

On March 31, 2021, BMS entered into a definitive agreement with the Issuer in which Celgene, Celgene Switzerland, CEIC, and CAIC agreed to sell a total of 7,121,658 shares of Common Stock of the Issuer in a private sale pursuant to Rule 144 under the Securities Act of 1933, as amended, at an aggregate purchase price of $48.3785 per share, resulting in aggregate proceeds of approximately $344.5 million in cash (the “Sale”). As a result of the close of the Sale on April 5, 2021, the Reporting Persons ceased to beneficially own more than five percent of the Issuer’s Common Stock and therefore are no longer subject to the beneficial ownership reporting provisions of Section 13(d) of the Securities Exchange Act of 1934, as amended.

Item 5(e) is hereby amended and supplemented as follows:

As of April 5, 2021, the Reporting Persons ceased to beneficially own more than five percent of the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 5 of this Amendment No. 6 is hereby incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following document as an exhibit:

Exhibit Description

99.1	Joint Filing Agreement, dated April 5, 2021, between BMS, Celgene, Celgene Switzerland, CEIC, and CAIC.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2021	BRISTOL-MYERS SQUIBB COMPANY

	By:	/s/ Katherine R. Kelly
		Name:	Katherine R. Kelly
		Title:	Corporate Secretary

CELGENE CORPORATION

By:	/s/ Phil M. Holzer
	Name:	Phil M. Holzer
	Title:	President

CELGENE SWITZERLAND LLC

By:	/s/ Kevin Mello
	Name:	Kevin Mello
	Title:	Manager

CELGENE EUROPEAN INVESTMENT COMPANY

By:	/s/ Kevin Mello
	Name:	Kevin Mello
	Title:	Manager

CELGENE ALPINE INVESTMENT CO., LLC

By:	/s/ Kevin Mello
	Name:	Kevin Mello
	Title:	Manager

SCHEDULE A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of the Reporting Persons

The name, business address and present principal occupation or employment of each of the directors and executive officers of the Reporting Persons are set forth below. The business address of each director and executive officer of BMS is c/o 430 E. 29th Street, 14th Floor, New York, NY 10016. The business address of each director and executive officer of Celgene is c/o 86 Morris Avenue, Summit, New Jersey 07901. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

BRISTOL-MYERS SQUIBB COMPANY - BOARD OF DIRECTORS

Name and Position	Present Principal Occupation or Employment

Giovanni Caforio, M.D.* Chief Executive Officer Chairman of the Board of Directors	Chief Executive Officer and Chairman of the Board of Directors of Bristol-Myers Squibb Company

Peter J. Arduini Director	President and Chief Executive Officer of Integra LifeSciences Holdings Corporation

Robert Bertolini Director	Former President and Chief Financial Officer of Bausch & Lomb Incorporated

Michael W. Bonney Director	Chair of the Board of Kaleido Biosciences, Inc.

Matthew W. Emmens Director	Retired Chief Executive Officer and Chairman of the Board of Shire PLC

Julia A. Haller, M.D. Director	Ophthalmologist-in-Chief of the Wills Eye Hospital, Philadelphia, PA

Dinesh C. Paliwal Director	Retired Chairman and Chief Executive Officer of Harman International

Paula A. Price Director	Former Executive Vice President and Chief Financial Officer of Macy’s, Inc.

Derica W. Rice Director	Former Executive Vice President of CVS Health and President, Pharmacy Benefits Business of CVS Caremark

Theodore R. Samuels Director	Retired President of Capital Guardian Trust Company

Vicki L. Sato, Ph.D. Lead Independent Director	Chairman of the Board of Denali Therapeutics, Inc.

Gerald L. Storch Director	Chief Executive Officer of Storch Advisors

Karen H. Vousden, Ph.D.** Director	Senior Group Leader, The Francis Crick Institute and Chief Scientist, Cancer Research UK

Phyllis R. Yale Director	Advisory Partner, Bain & Company

A-1

BRISTOL-MYERS SQUIBB COMPANY - EXECUTIVE OFFICERS

Name	Title
Giovanni Caforio, M.D.*	Chairman of the Board and Chief Executive Officer
Christopher Boerner, Ph.D.	Executive Vice President and Chief Commercialization Officer
Adam Dubow	Senior Vice President, Chief Compliance and Ethics Officer
Joseph E. Eid, M.D.	Senior Vice President and Head of Global Medical Affairs
David V. Elkins	Executive Vice President and Chief Financial Officer
Samit Hirawat, M.D.	Executive Vice President, Chief Medical Officer, Global Drug Development
Sandra Leung	Executive Vice President and General Counsel
Elizabeth A. Mily	Executive Vice President, Strategy & Business Development
Ann M. Powell	Executive Vice President, Chief Human Resources Officer
Lou Schmukler	Executive Vice President and President, Global Product Development & Supply
Catalina Vargas	Chief of Staff to the Chief Executive Officer
Rupert Vessey, D.Phil.	Executive Vice President and President, Research and Early Development
Paul von Autenried	Executive Vice President, Chief Information Officer

*Citizen of the United States and Italy
**Citizen of the United Kingdom

CELGENE CORPORATION - BOARD OF DIRECTORS

Name and Position	Present Principal Occupation or Employment
Phil M. Holzer Director	Senior Vice President, Head of Enterprise Integration Management Office, Bristol-Myers Squibb Company

Katherine R. Kelly Director	Vice President and Corporate Secretary, Bristol-Myers Squibb Company

CELGENE CORPORATION - EXECUTIVE OFFICERS

Name	Title
Phil M. Holzer	President
Jeffrey Galik	Vice President and Treasurer
Katherine R. Kelly	Vice President and Secretary
Lisa Goldey	Vice President
Sophia Park	Vice President
Elisabeth S. Bradley	Assistant Secretary

CELGENE SWITZERLAND, LLC

Name and Position	Present Principal Occupation or Employment
Kevin Mello, Manager	Associate Director, Banking Operations, Bristol-Myers Squibb Company

CELGENE EUROPEAN INVESTMENT COMPANY, LLC

Name and Position	Present Principal Occupation or Employment
Kevin Mello, Manager	Associate Director, Banking Operations, Bristol-Myers Squibb Company

CELGENE ALPINE INVESTMENT CO., LLC

Name and Position	Present Principal Occupation or Employment
Kevin Mello, Manager	Associate Director, Banking Operations, Bristol-Myers Squibb Company

A-2